Hogan Lovells US LLP
Harbor East
100 International Drive
Suite 2000
Baltimore, MD 21202
T +1 410 659 2700
F +1 410 659 2701
www.hoganlovells.com

June 13, 2012

FILED VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TESARO, Inc.
Registration Statement on Form S-1/A
Filed May 25, 2012
File No. 333-180309

Dear Mr. Riedler:

On behalf of TESARO, Inc. (the “Company”), this letter is in response to the Staff’s oral comment relating to the Company’s Registration Statement on Form S-1, as amended (File No. 333-180309) (the “Registration Statement”) and the Company’s correspondence dated June 13, 2012.  The comment was provided by Mary Mast and Sasha Parikh on a call on June 13, 2012.

The Staff’s comment related to the Company’s risk factor disclosure related to the difference between the initial offering price and the Company’s valuation of its common stock as of May 31, 2012.  On behalf of the Company, we respectfully submit the following response.

The Company proposes to insert the following risk factor on page 37 of the Registration Statement as the second risk factor under the heading “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock”:

The estimated price range for this offering is significantly greater per share than our estimate of the fair value of our common stock as of May 31, 2012.

We periodically conduct valuations of our common stock to be used for the measurement of stock-based compensation expense.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for a discussion of these valuations.  As of May 31, 2012, we estimated that the fair value of our common stock was $2.45 per share.  The estimated price range for this offering, as

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Jeddah   Riyadh   Zagreb.  For more information see www.hoganlovells.com

Securities and Exchange Commission

June 13, 2012

set forth on the cover page of this prospectus, is significantly greater than this estimate.  The estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters.  Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in initial public offerings for companies in our industry for the last two years;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies;

•                  the public trading market for pre-commercial biotechnology companies such as us; and

•                  demand for our common stock to support an offering of the size contemplated by this prospectus.

Investors should be aware that the estimated price range for this offering is significantly greater than our estimate of the fair value of our common stock as of May 31, 2012.  Investors are cautioned that the estimated price range does not necessarily represent the fair value of our common stock, but rather reflects an estimate of the offer price determined in consultation with the underwriters.  Furthermore, we cannot assure you that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

*              *              *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.  We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Leon O. Moulder, TESARO, Inc.
Mary Lynne Hedley, Ph.D., TESARO, Inc.
Richard J. Rodgers, TESARO, Inc.
Nandini Acharya, SEC Staff
Jennifer Riegel, SEC Staff
Sasha Parikh, SEC Staff
Mary Mast, SEC Staff
Asher M. Rubin, Esq., Hogan Lovells US LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Jim Morrone, Esq., Latham & Watkins LLP